Exhibit 12.1
NEWMONT MINING CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions except ratio)

Nine Months Ended
September 30, 2010
Earnings:
Income from continuing operations before income tax expense, equity loss of affiliates and noncontrolling interests in subsidiaries (1)	$2,857
Adjustments:
Fixed charges added to earnings	222
Dividends from equity affiliates	7
Amortization of capitalized interest	20

$3,106

Fixed Charges:
Net interest expense (2)	$210
Portion of rental expense representative of interest	12

Fixed charges added to earnings	222
Capitalized interest	12

$234

Ratio of earnings to fixed charges	13.3

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income tax expense.

(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.